UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☑ Form C-TR: Termination of Reporting

Name of issuer
Clocr, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    November 7, 2018

Physical address of issuer
10101 Dianella Ln, Austin TX 78579

Website of issuer
https://Clocr.com

Current number of employees
0

Filer EDGAR CIK

0001839394

Filer EDGAR CCC
2*eyimfd

Filer EDGAR Password
#mgatn9ngdph

Filer EDGAR PMAC
3$jnvpzt

Submission Contact Person Information

> ***Name***
> Sreekanth Chintala
>
> ***Phone Number***
> (512) 867-5706
>
> ***Email Address***
> sree@clocr.com
>
> ***Notification Email Address***
> sree@clocr.com

Signatories

> ***Name***
> Sreekanth Chintala
>
> ***Signature***
>
> ***Title***
> CEO / President
>
> ***Email***
> sree@clocr.com
>
> ***Date***
> April 22, 2024